UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated June 6, 2023, announcing that the Company received a transparency notification dated June 2, 2023 from Famatown Finance Limited (“Famatown”) and C.K. Limited, according to which C.K. Limited crossed the 25% threshold and, as of May 30, 2023, held 25.29% of the voting rights in the Company pursuant to an acquisition. Furthermore, Famatown filed a Schedule 13D on June 2, 2023, which made notice that Famatown acquired additional ordinary shares of the Company, bringing C.K. Limited’s beneficial ownership in the Company to 28.48% (excluding treasury shares).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: June 6, 2023

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Tuesday 6 June 2023 –8 am CET

DISCLOSURE REGARDING
A TRANSPARENCY NOTIFICATION AND DISCLOSURE REGARDING A 13D FILING BY FAMATOWN FINANCE LIMITED

(Article 14, 1st paragraph, of the Law of 2 May 2007
relating to the disclosure of
important shareholdings in listed companies)

1.	Summary of the notification

ANTWERP, Belgium, 6 June 2023 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) received a transparency notification dated 2 June 2023 from Famatown Finance Limited and C.K. Limited. The transparency notification dated 30 May 2023 made notice of the fact that C.K. Limited crossed the 25% threshold. At that moment C.K.Limited held 25,29% of the voting rights in the Company. Furthermore, C.K.Limited filed a 13D on Friday 2 June, which made notice that Famatown Finance Limited acquired 1,831,440 additional shares comparing with the transparency notification. With the additional shares purchased by Famatown Finance Limited, C.K.Limited now holds 57,479,744 shares or 28.48% of the shares outstanding (excluding treasury shares).

2.	Content of the notification from 30 May 2023

The notification dated 30 May 2023 contains the following information:

•	Reason for the notification:
Acquisition or disposal of voting securities or voting rights

•	Notification by:
A parent undertaking or a controlling person

•	Persons subject to the notification requirement:
C.K.Limited, 28 Esplanade, St. Helier, Jersey JE2 3QA
Greenwich Holdings Limited, John Kennedy, Iris House, 7th Floor, Flat / Office 740B 3106, Limassol, Cyprus
Famatown Finance Limited, John Kennedy, Iris House, 7th Floor, Flat / Office 740B 3106, Limassol, Cyprus
Hemen Holding Limited, John Kennedy, Iris House, 7th Floor, Flat / Office 740B 3106, Limassol, Cyprus
Frontline Ltd., John Kennedy, Iris House, 7th Floor, Flat / Office 740B 3106, Limassol, Cyprus
•	Transaction date:
30/05/2023

PRESS RELEASE Regulated information Tuesday 6 June 2023 –8 am CET

•	Threshold that is crossed:
25%

•	Denominator:
220,024,713

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	Number of voting rights	Number of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
C.K.Limited	0	0	0	0.00%	0,00%
Famatown Finance Limited	33,128,865	41,983,691		19.08%
Frontline Ltd.	13,664,613	13,664,613		6.21%
Subtotal	46,793,478	55,648,304		25.29%
	TOTAL	55,648,304	0	25.29%	0,00%

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement

	TOTAL			0	0.00%

TOTAL (A & B)	# of voting rights	% of voting rights
	55,648,304	25,29%

•
C.K. Limited (which is not controlled) controls Greenwich Holdings Limited. Greenwich Holdings Limited holds all shares in (i) Famatown Finance Limited and (ii) Hemen Holding Limited. Although Hemen Holding does not own a majority stake in Frontline or otherwise deems to exercise a controlling influence over Frontline, Hemen Holding has exercised the majority of voting rights at the last two annual general meetings of Frontline, which falls within the Belgian concept of control, (solely) for the purposes of this notification.

PRESS RELEASE Regulated information Tuesday 6 June 2023 –8 am CET

3.	13D Filing

Euronav further reports that Famatown Finance Limited has filed a Form 13D on 2 June 2023 with the US Securities and Exchange Commission. A copy of such filing, including further information on the purposes of the transaction (Item 4.), can be consulted on our website: https://www.euronav.com/en/investors/company-news-reports/sec-filings/.

According to the filing, Famatown Finance Limited has acquired 1,831,440 additional shares and today holds, together with related companies, 57,479,744 shares in Euronav or 28.48% of the shares outstanding (excluding treasury shares).

4.	Miscellaneous

This press release is available on the Company’s website in the investor relations section: https://www.euronav.com/investors/company-news-reports/press-releases/2023/

The transparency notification is available on the Company’s website in the investor relations section: https://www.euronav.com/investors/share-securities-information/transparency-declaration/declaration/

*
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Contact:
Brian Gallagher – Head of IR Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of Q2 earnings: 3 August 2023

About Euronav NV
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 42 VLCCs, 21 Suezmaxes (with a further five under construction) and 2 FSO vessels under long term contract.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

PRESS RELEASE Regulated information Tuesday 6 June 2023 –8 am CET

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.